Exhibit 99.1



[THRUNET LOGO OMITTED]


                              FOR IMMEDIATE RELEASE

CONTACT IN KOREA                            CONTACT IN U.S.
Korea Thrunet Co., Ltd.                     The Global Consulting Group
KD Park                                     Mark Jones
Investor Relations                          Investor Relations
kdpark@corp.thrunet.com                     mark.p.jones@tfn.com
822-3488-8826                               212-807-5027



    Korea Thrunet received a Nasdaq Listing Qualification Panel Determination to delist its securities from Nasdaq Stock Market and Reorganization proceedings for Company has commenced.

Seoul and New York, April 4, 2003 - Korea Thrunet Co., Ltd. (Nasdaq:KOREA) (the "Company" or "Thrunet"), a major provider of broadband Internet-access services in Korea, today announced that the Company received a Nasdaq delisting determination on April 3, 2002, indicating that the Nasdaq Listing Qualifications Panel (the "Panel") has determined to delist the Company's securities from The Nasdaq Stock Market effective with the open of business on Monday, April 7, 2003.

Based upon the uncertainty of the timing and outcome of the reorganization and its impact on the equity interests of the Company's existing equity holders, the Panel was of the opinion that the continued listing of the Company's securities on The Nasdaq Stock Market is not in the best interests of the investing public; accordingly, the Panel determined to immediately delist the Company's securities from The Nasdaq Stock Market.

The Company also announced that on March 27, 2003, the Seoul District Court had issued an order for the commencement of reorganization proceedings.

The court also appointed Seog-won, Park, former Executive Vice President of Koram Bank, as administrator (comparable to "trustee" under U.S. Bankruptcy law) to oversee the reorganization. Mr. Park is experienced in the industry and is also administrator for HungChang Co., Ltd, a manufacturer of communication equipment.

Following commencement of the reorganization proceedings, all creditors will be required to


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file their claims with the court by April 25, 2003. The court shall also require the administrator to submit a draft reorganization plan, including a debt repayment schedule, within 4 months from the date of the commencement.

Founded in July 1996, Korea Thrunet Co., Ltd. is a major provider of broadband Internet access services in Korea. The first to offer broadband Internet services in Korea, Thrunet has 1,293,541 paying end-users at the end of February 2003. Thrunet service features "always-on" Internet access at speeds up to 100 times faster than traditional dial-up Internet access.

This release contains forward-looking statements that are subject to significant risks and uncertainties. Important factors which could cause actual result to differ materially from those in the forward-looking statements, include but are not limited to: the Company's history of operating losses and expected future losses which could impede its ability to address the risks and difficulties encountered by companies in new and rapidly evolving markets; the Company's future operating results could fluctuate which may cause volatility or a decline in the price of the Company's stock; the possibility that the Company may not be able to price its services above the overall cost of bandwidth causing its financial results to suffer; the possibility that the Company may not be able to secure additional sources of funds on reasonable terms if the Company's sources of liquidity are unavailable; and other factors detailed in the Company's filings with the Securities and Exchange Commission.

Corporate Headquarters: Korea Thrunet's principal offices are located at 1337-20, Seocho-2 dong, Seocho-ku, Seoul, Korea 137-751.

Phone: 822-3488-8826            Fax: 822-3488-8511        http://www.thrunet.com

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